UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

Commission file number: 333-137143

Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hanesbrands Inc. Retirement Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Hanesbrands Inc. Employee Benefits Administrative Committee of the Hanesbrands Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Hanesbrands Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years ended December 31, 2012 and 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hanesbrands Inc. Retirement Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years ended December 31, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
Raleigh, North Carolina
June 13, 2013

Hanesbrands Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2012	December 31, 2011

Assets
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans at fair value	$549,982,830	$501,619,456

Receivables
Participant contribution receivable	774,379	742,009
Company-match contribution receivable	2,032,256	1,608,607
Notes receivable from participants	9,356,941	8,845,262
Discretionary Company contribution receivable	9,031,510	9,386,714
Other Company contribution receivable	1,301,967	—
Other contribution receivable	578,342	—
	23,075,395	20,582,592
Total assets	573,058,225	522,202,048

Liabilities
Accrued expenses	(217,767)	(450,091)

Net Assets Available for Benefits at Fair Value	572,840,458	521,751,957

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(11,239,159)	(11,081,750)

Net Assets Available for Benefits	$561,601,299	$510,670,207

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans’ net investment income	$56,006,329	$3,628,174

Interest income on notes receivable from participants	585,806	626,822

Contributions
Company	19,377,235	17,986,469
Participants	16,771,750	17,310,705
Other	578,342	—

Total contributions	36,727,327	35,297,174

Benefits paid to participants	(41,375,421)	(43,387,759)
Administrative expenses	(1,022,874)	(1,457,845)
Other	9,925	444,394

Net increase (decrease)	50,931,092	(4,849,040)

Net assets available for benefits
Beginning of year	510,670,207	515,519,247

End of year	$561,601,299	$510,670,207

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

NOTE A - DESCRIPTION OF PLAN
The following brief description of the Hanesbrands Inc. Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering eligible salaried and hourly employees of Hanesbrands Inc. (“Hanesbrands” or the “Company”) who are not employed in Puerto Rico and are not covered by a collective bargaining agreement which does not provide for their participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions
Eligible employees can contribute between 1% and 50% of their eligible compensation, as defined in the Plan document. All eligible employees who have completed at least 30 days of service are deemed to have elected to have 4% of their pre-tax compensation deferred into the Plan, unless they make an affirmative election to change or cease deferrals. The deferral contribution percentage of participants who are automatically enrolled is increased by 1% each year thereafter, up to a maximum of 6% of eligible pre-tax compensation; except that the deferral percentage of such an employee who becomes a participant during the last three months of the year will not increase until the second plan year following the employee’s participation date. Catch-up contributions are also permitted. Contributions and catch-up contributions are subject to certain limitations under the Internal Revenue Code (“IRC”).

For participants who are contributing to the Plan, the Company will make matching contributions, on a quarterly basis, equal to 100% of the portion of a participant’s contributions that does not exceed 4% of a participant’s eligible compensation, subject to certain limitations defined in the Plan document. For the years ended December 31, 2012 and 2011, the total matching contribution by the Company was $11,344,874 and $9,249,496, respectively.

For eligible contributing and non-contributing salaried employees, the Company may make a discretionary annual Company contribution not to exceed 4% of eligible compensation. For eligible contributing and non-contributing hourly, non-union employees or New York based sample department union employees, the Company may make a discretionary annual Company contribution not to exceed 2% of eligible compensation. To be eligible for an annual Company contribution, a participant must have attained age 21. For the years ended December 31, 2012 and 2011, the total annual contribution by the Company was $9,031,510 and $9,386,714, respectively.

For the years ended December 31, 2012 and 2011, $999,149 and $649,741 of forfeitures, respectively, were used to offset Company contributions.

Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect Company contributions, the participant’s contributions and any rollover contributions, as well as the participant’s related share of the Plan’s income and losses and certain related administrative expenses. Allocations of income and losses are made within each separate investment fund in proportion to each participant’s investment in those funds. Allocations of certain related administrative expenses are made based on the proportion that each participant’s account balance has to the total of all participants’ account balances.

Vesting
Participants’ contributions are 100% vested at all times. Active employees with amounts received as matching contributions on December 31, 2007 became 100% vested in those amounts (including future matching contributions). Amounts received as matching contributions for employees who first become eligible for matching contributions on or after January 1, 2008 are subject to a two-year cliff vesting schedule; amounts received as annual Company contributions continue to vest 20% after each year of service with 100% vesting after five years of service. Annual Company contributions and matching contributions will be 100% vested in the case of termination due to death, disability or normal retirement without regard to years of service.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2012 and 2011

Investment Options
Participants may direct their total account balances among the various investment options currently available through the Plan in 1% increments and may change their investment elections at any time.

Forfeitures
If a participant terminates employment for reasons other than death, disability or normal retirement age before any amounts received as annual discretionary Company contributions are vested, the unvested amount shall be forfeited. Forfeited balances shall first be allocated to participants who are reemployed and are entitled to reinstatement of portions of their annual discretionary Company contributions that were forfeited previously and then the remainder, if any, may be used to reduce future Company matching contributions or pay administrative expenses of the Plan.

Forfeited balances as of December 31, 2012 and 2011 were $105,113 and $469,638, respectively.

Benefit Payments
Upon termination of service due to death, disability, retirement, resignation or dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment in cash (or stock, if elected, for amounts invested in the Hanesbrands Inc. Common Stock Fund). If the participant’s account balance exceeds $5,000, the participant (or surviving spouse) may also elect installments to be paid over a period not to exceed five years.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The participant must secure the loan by a pledge against his or her Plan accounts (other than amounts received as Company contributions). The participant must sign a promissory note for the loan. The loan period cannot exceed five years, unless the proceeds of the loan are used to purchase a primary residence, in which case the loan period shall not exceed ten years. The loan will bear interest at the prevailing prime rate when the loan is issued. The interest rates for the outstanding loans ranged from 3.25% to 8.25% at December 31, 2012 and 3.25% to 8.50% at December 31, 2011. Principal and interest is paid through payroll deductions.

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Withdrawals
Participants may withdraw all or a portion of their vested account balances (other than amounts received as annual Company contributions), provided they have attained age 59-1/2; participants may also withdraw their after-tax contributions at any time. Participants who have an immediate and substantial financial need may take a hardship withdrawal from certain balances in their accounts, subject to certain limitations defined in the Plan document.

New Accounting Pronouncements
Fair Value Measurements
In 2011, the FASB issued new accounting rules providing guidance on fair value measurement and disclosure requirements. The guidance generally clarifies the application of existing requirements on topics including the concepts of highest and best use and valuation premise and disclosing quantitative information about the unobservable inputs used in the measurement of instruments categorized within Level 3 of the fair value hierarchy. Additionally, the guidance includes changes on topics such as measuring fair value of financial instruments that are managed within a portfolio and additional disclosure for fair value measurements categorized within Level 3 of the fair value hierarchy. The adoption of the disclosures effective in 2012 did not have an impact on the Plan’s net assets or changes in net assets.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2012 and 2011

Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of Investments
The Plan’s sole investment is an interest in the Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans (the “HBI Investment Trust”). The Plan’s interest in the HBI Investment Trust is based on the Plan’s relative aggregate contributions, benefit payments and other relevant factors. Purchases and sales of securities in the HBI Investment Trust are recorded on a trade-date basis. Interest is recorded in the period earned. Dividends are recorded on the ex-dividend date.

The HBI Investment Trust’s investments consist of investments in registered investment companies, Hanesbrands common stock, a collective trust and a stable value fund. Investments in registered investment companies and Hanesbrands common stock are valued using quoted market prices. The collective trust is valued at fair value of participant units owned by the HBI Investment Trust based on quoted redemption values.

The stable value fund is reported at fair value based on the fair value of the underlying investments. These underlying investments, which are comprised of high quality, fixed income securities held in various collective trusts and separate accounts that are “wrapped” by synthetic investment contracts issued by high quality financial institutions, are required to be reported at fair value. However, contract value is a relevant measurement attribute as these investment contracts are fully benefit-responsive.

Contract value represents the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the financial institutions. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are rates negotiated by the Company with the financial institutions. The average crediting interest rate of the investment contracts as of December 31, 2012 and 2011 was approximately 2.52% and 3.12%, respectively. The average yield for the investment contracts for the years ended December 31, 2012 and 2011 was approximately 0.91% and 1.39%, respectively. Certain events, which we refer to as “market value events,” may limit the ability of the stable value fund to realize the contract value of investment contracts and may therefore result in payments to participants that reflect fair value rather than contract value. Such events include, but are not limited to, certain amendments to the Plan documents or the stable value fund’s investment guidelines not approved by issuers of investment contracts, failure to comply with certain contract provisions, complete or partial Plan termination or merger with another plan, suspension or substantial reduction of Plan sponsor contributions to the Plan, debt default by the Plan sponsor, bankruptcy of the Plan sponsor or other Plan sponsor events that could cause substantial withdrawals from the Plan or the stable value fund, failure of the trust which holds the assets of the Plan to qualify for exemption from federal income taxes, and the occurrence of certain prohibited transactions under ERISA. The Plan administrator does not believe that any events that have occurred to date constitute market value events. The Plan may terminate its investment in the stable value fund upon election and sixty days’ notice. The Statements of Net Assets Available for Benefits present the fair value of the stable value fund as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits present the contract value of the investment contracts.

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.

Administrative Expenses

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2012 and 2011

Administrative expenses associated with the Plan are paid by the Plan, except for certain recordkeeping fees of which, at the discretion of the Company, the Company pays a percentage.

NOTE C - PLAN INTEREST IN HBI INVESTMENT TRUST
The Plan’s investments are in the HBI Investment Trust which provides for the investment of assets of the Plan, the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico and the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico (collectively, the “Savings Plans"). The interest of each Savings Plan in the HBI Investment Trust is based on that Savings Plan’s participants’ account balances within each investment fund.

The Plan’s interest in the net assets of the HBI Investment Trust was approximately 99.17% and 99.15% at December 31, 2012 and 2011, respectively. Investment income relating to the HBI Investment Trust is allocated to the Savings Plans based on the balances invested by each Savings Plan. The Plan’s interest in the net assets of the HBI Investment Trust is included in the accompanying Statements of Net Assets Available for Benefits.

A summary of the net assets of the HBI Investment Trust is as follows:

	December 31, 2012	December 31, 2011

Investments, at fair value
Hanesbrands common stock	$26,056,256	$19,198,414
Investment in collective trust	9,625,705	7,016,318
Investment in registered investment companies	318,042,926	277,397,728
Stable value fund	201,177,664	201,732,359

Total investments	554,902,551	505,344,819

Net receivables (payables)	(337,133)	570,766

Net assets of HBI Investment Trust at fair value	554,565,418	505,915,585

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(11,332,806)	(11,176,660)

Net assets of HBI Investment Trust	$543,232,612	$494,738,925

The aggregate net investment income allocated to the Savings Plans from the HBI Investment Trust for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011

Interest and dividend income	$13,081,154	$13,450,007
Net appreciation (depreciation) in fair value of investments
Hanesbrands common stock	11,244,852	(2,478,185)
Investment in registered investment companies	31,998,437	(7,268,063)

Net investment income	$56,324,443	$3,703,759

NOTE D - PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants will become entitled to be fully vested in their accounts.

NOTE E - FAIR VALUE MEASUREMENTS
Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The HBI Investment Trust utilizes market data or

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2012 and 2011

assumptions that market participants would use in pricing the asset or liability. A three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, is utilized for disclosing the fair value of the assets and liabilities of the HBI Investment Trust. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:

•	Market approach - prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

•	Cost approach - amount that would be required to replace the service capacity of an asset or replacement cost.

•	Income approach - techniques to convert future amounts to a single present amount based on market expectations, including present value techniques, option-pricing and other models.

The HBI Investment Trust primarily applies the market approach for its investment assets and attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

As of December 31, 2012 and 2011, the HBI Investment Trust held certain financial assets that are required to be measured at fair value on a recurring basis. These consisted of Hanesbrands common stock, a collective trust, registered investment companies and a stable value fund. The fair values of the Hanesbrands common stock and the registered investment companies are determined based on quoted prices in public markets and are categorized as Level 1.

The underlying investment portfolio of the stable value fund is comprised of high quality, fixed income securities that are held in various collective trusts and separate accounts valued at net asset values which approximate fair value and are categorized as Level 2. The inputs used in valuing the underlying investments in the collective trusts and separate accounts include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities and inputs that are derived principally from or corroborated by observable market data. Participant transactions (issuances and redemptions) may occur daily.

The HBI Investment Trust did not hold any investments whose value was determined based on unobservable inputs and categorized as Level 3 at December 31, 2012 and 2011. There were no transfers in or out of any level during the years ended December 31, 2012 and 2011. There were no changes during the years ended December 31, 2012 and 2011 to the valuation techniques used to measure asset fair values on a recurring basis. Changes in economic conditions or valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The following table sets forth by level within the fair value hierarchy the HBI Investment Trust’s investment assets accounted for at fair value on a recurring basis at December 31, 2012 and 2011, respectively. As required by the accounting rules, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2012 and 2011

	Investment Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Hanesbrands common stock	$26,056,256	$—	$—	$26,056,256

Short-term investment fund collective trust	—	9,625,705	—	9,625,705

Registered investment companies:
U.S. bond index funds	23,920,410	—	—	23,920,410
U.S. equity index funds	181,094,797	—	—	181,094,797
Foreign equity index funds	25,282,337	—	—	25,282,337
Target retirement date funds	87,745,382	—	—	87,745,382
Total registered investment companies	318,042,926	—	—	318,042,926

Stable value fund:
Collective trusts	—	155,278,588	—	155,278,588
Separate accounts	—	45,899,076	—	45,899,076
Total stable value fund	—	201,177,664	—	201,177,664

Total investment assets at fair value	$344,099,182	$210,803,369	$—	$554,902,551

	Investment Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Hanesbrands common stock	$19,198,414	$—	$—	$19,198,414

Short-term investment fund collective trust	—	7,016,318	—	7,016,318

Registered investment company:
U.S. bond index funds	22,372,375	—	—	22,372,375
U.S. equity index funds	161,461,098	—	—	161,461,098
Foreign equity index funds	22,050,739	—	—	22,050,739
Target retirement date funds	71,513,516	—	—	71,513,516
Total registered investment company	277,397,728	—	—	277,397,728

Stable value fund - collective trusts	—	201,732,359	—	201,732,359

Total investment assets at fair value	$296,596,142	$208,748,677	$—	$505,344,819

NOTE F - TAX STATUS
By letter dated March 2, 2010, the Internal Revenue Service determined that the Plan and trust meet the qualification requirements set forth in Sections 401(a) and 501(a) of the IRC. The Plan has been subsequently amended since the determination, but the Plan’s management believes the Plan remains in compliance with the applicable requirements of the IRC.

GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and to recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and is currently undergoing a random audit by the Internal Revenue Service for the 2008 tax period. The Plan’s management believes the Plan is no longer subject to income tax examinations for years prior to 2008.

NOTE G - PARTY-IN-INTEREST TRANSACTIONS

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2012 and 2011

As of December 31, 2012 and 2011, certain assets of the HBI Investment Trust and the Plan, respectively, were invested in investments managed by State Street or ING, the trustee and recordkeeper of the Plan, respectively; therefore, these transactions qualify as party-in-interest transactions.

Approximately 4.7% and 3.9% of the HBI Investment Trust’s assets as of December 31, 2012 and 2011, respectively, were invested in Hanesbrands common stock, in each case through participant-directed account balances. At December 31, 2012 and 2011, the HBI Investment Trust held 727,422 and 878,244 shares, respectively, of Hanesbrands common stock that had a fair value of $26,056,256 and $19,198,414, respectively.

The "Other contribution receivable" line item in the Statement of Net Assets Available for Benefits and the "Other contributions" line item in the Statement of Changes in Net Assets Available for Benefits represent contributions from the recordkeeper into the Plan.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to the Form 5500:

	2012	2011

Net assets available for benefits per the financial statements	$561,601,299	$510,670,207
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	11,239,159	11,081,750
Amounts allocated to withdrawing participants	(75,090)	(63,192)

Net assets available for benefits per the Form 5500	$572,765,368	$521,688,765
The following is a reconciliation of investment income according to the financial statements for the year ended December 31, 2012 to the Form 5500:

Investment income per the financial statements	$56,006,329
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	157,409

Investment income per the Form 5500	$56,163,738
The following is a reconciliation of benefits paid to participants according to the financial statements for the year ended December 31, 2012 to the Form 5500:

Benefits paid to participants per the financial statements	$41,375,421
Amounts allocated to withdrawing participants at
December 31, 2012	75,090
December 31, 2011	(63,192)

Benefits paid to participants per the Form 5500	$41,387,319
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Hanesbrands Inc. Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012
Name of plan sponsor: Hanesbrands Inc.
Employer identification number: 20-3552316
Three−digit plan number: 401

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Participant loans	Average maturity date of 2.02 years, bearing interest at 3.25% to 8.25%, collateralized by participants’ account balances	$9,356,941	$9,356,941

* Denotes party-in-interest transaction

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 13, 2013	HANESBRANDS INC. RETIREMENT SAVINGS PLAN

		By:	/s/ M. Scott Lewis
M. Scott Lewis
Authorized Member of the Hanesbrands Inc.
Employee Benefits Administrative Committee

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Grant Thornton LLP